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                                                                    EXHIBIT 99.2
                                                           [English Translation]


ADDITION OF A NEW AFFILIATE


1.   Description of Change : Adding of new affiliate
2.   Information on the New Affiliate
     Name of the Affiliate : HanaroDream Corp.
     Representative : Ahn Beong-kioon
     Major Financial Indicators (as of the end of 2003) :
     -    Total Assets : KRW 16,292,678,971
     -    Total Liabilities : KRW 10,406,304,774
     -    Total Shareholders' Equity : KRW 5,886,374,197
     -    Capital Stock : KRW 4,033,850,000
     -    Major Business : Internet Portal Service

3.   Name of the Enterprise Group : Hanaro Telecom, Inc.
4.   Reason for Adding an Affiliate
     -    To strengthen the competitiveness of existing businesses
     -    To develop new revenue sources
     - To expand the business foundation by combining existing and newly identified business areas
     -    To secure potential growth opportunities for the portal business

5.   The Company's shareholding ratio after the addition
     Shareholding rate : 57.02%
6.   Number of Affiliates after the Change : 5
7.   Date of Change : October 6, 2004
8.   Others
     - Date of Change refers to the date of receiving the notification issued by the Korea Fair Trade Commission on Prohibition of Debt Guarantees for Affiliated Company and Prohibition of Cross Shareholding.